

Via U.S. Mail and Facsimile

Mail Stop 4631

January 5, 2010

Jeffrey N. Maggioncalda
Chief Executive Officer
Financial Engines, Inc.
1804 Embarcadero Road
Palo Alto, California 94303

> **Re: Financial Engines, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2009**
> **File No. 333-163581**

Dear Mr. Maggioncalda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

3. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Outside Cover page of the Prospectus

4. Please refer to the underwriters' 'discounts and commissions' in your proceeds table.

5. Please include a bona fide estimate of the range of the maximum offering price. See the Instructions to paragraph 501(b)(3) of Regulation S-K. We may have additional comments upon review of this information.

6. We note your statement about third-party data you use in your prospectus. Please revise to remove the implication that your prospectus may contain inaccurate or incomplete information. If you chose to include this information in your prospectus, you may not imply that you are not responsible for it under the federal securities laws.

Prospectus Summary, page 1

7. Your prospectus summary should avoid repetitive disclosure and provide balanced information. Currently, the disclosures in the subsections entitled "Our Market Opportunity," "Our Competitive Strengths", "Our Business Model" and "Our Growth Strategy" already appears elsewhere in your prospectus and mainly emphasizes the favorable aspects of your business. We do note that you have included a cross reference to the risk factors section, but believe that you should revise the summary to better balance the disclosure and significantly reduce repetitive disclosure.

8. We note disclosure of your revenues for the nine months ended September 30, 2009. To further ensure that your summary section is balanced, please also provide disclosure to discuss your history of losses.

Summary of Consolidated Financial Information, page 12

9. Since you intend to prepay your term loan with the proceeds from this offering, please consider disclosing the impact of the interest expense reduction on your pro forma statements of operations for the year ended December 31, 2008 and the

nine months ended September 30, 2009.

10. Please clearly reconcile in the footnote the historical shares used to compute net income (loss) per share to the shares used to compute pro forma net income (loss) per share. The denominator used in computing pro forma earnings per share should include only those IPO shares whose proceeds are being used to repay debt. IPO shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma EPS. Your reconciliation and accompanying disclosure should make this transparent to readers and discuss the number of IPO shares included in and excluded from the pro forma EPS computations. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive.

11. Please clearly show how you are arriving at each of the pro forma as adjusted balance sheet amounts in a footnote to the table.

12. Your pro forma balance sheet data assumes the issuance of 22,349,972 shares of common stock issuable upon the conversion of all of your outstanding shares of preferred stock upon completion of this offering. Your disclosures of the conversion terms of the preferred stock indicate that these shares will automatically convert into common stock in the event of the closing of an underwritten public offering if certain conditions are met. In this regard, please disclose your basis for assuming that all preferred stock will be converted into common stock in your pro forma data. Please provide similar disclosures on page F-33.

13. If the conversion of preferred stock into shares of common stock upon completion of the offering will result in a material reduction to earnings attributable to holders of common stock, please tell us what consideration you gave to presenting pro forma earnings per share information for the year ended December 31, 2008 and the nine months ended September 30, 2009 which solely gives effect to the conversion.

Risk Factors, page 17

14. Please revise the opening paragraph of your risk factor section to remove qualifying or limiting statements regarding the risks you have chosen to present, such as references to other risks that you do not currently deem material or of which you are currently unaware. Your risk factor disclosure should address all of the material risks that you face. If you do not believe other risks are material, you should not make reference to them.

15. Please disclose "We have an accumulated deficit and have incurred net losses in the past. We may incur net losses in the future" near the beginning of the section entitled "Risks Related to our Business." This appears to be an important risk that should appear with your other risks specifically addressing your financial condition and operating results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

16. On pages 3 and 71, you provide a table that illustrates the increase in your AUM for the last six years. In order to provide more insight into the underlying reasons for changes in your AUM, please provide a rollforward of AUM from period to period. Please separately disclose and discuss inflows/(outflows) related to AUM on a gross basis such that readers can clearly identify any trends depicted by these inflows and outflows. For example, you should show and discuss cancellations separately. Please also provide a detailed analysis of the impact that such activity had on your results of operations and cash flows for the periods presented.

17. With regards to cancellations, please disclose how much notice you require for a member to cancel its membership. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known cancellations and/ or notices of expected cancellations. Your disclosures should clearly reflect any known trends in cancellations including voluntary and involuntary within MD&A.

18. Please enhance your disclosure for professional management revenue to further discuss the business reasons for changes between periods in these revenues. To the extent that you earn different fees for different investment strategies, disclose how the changes in the assets underlying these strategies impacted the fees earned from period to period.

Critical Accounting Policies and Significant Management Estimates

General

19. On page 18, you indicate that your revenue and earnings could suffer if the financial markets experience a downturn or a slowdown in growth that reduces the value or slows the growth rate of your assets under management. Please disclose the components of your assets under management and describe how you determine the fair value of assets under management. Please tell us what consideration you gave to providing disclosures of AUM by investment strategy or type. If there is significant judgment involved in the calculation of AUM

which directly impacts the calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors if applicable:

- The portion of AUM in which you have a role in estimating fair value;

- The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;

- For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets; and

- For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Revenue Recognition, page 47

20. You indicate that you generate professional management revenue on the value of assets you manage for plan participants, which fees are generally payable quarterly in arrears. On page 18, you disclose that your fees are generally based on AUM on a day within the last 10 days of a quarter. Please specifically disclose how you determine which day within the last 10 days of a quarter you use to determine the AUM on which revenue is based. Please disclose whether the date used is determined by contractual arrangements. Please revise your revenue recognition accounting policy accordingly. Please also address whether any of your arrangements also contain any performance or additional inventive arrangements.

21. Effective January 1, 2009, you commenced recognizing revenue during certain fee deferral periods based on your estimate of the expected retention and cancellation rates determined by historical experience of similar arrangements. Please tell us how you determined that it was appropriate to recognize revenue during certain fee deferral periods. Please cite the accounting literature used to support your conclusion.

Jeffrey N. Maggioncalda
Financial Engines, Inc.
January 5, 2009
Page 6

22. On page 56, you discuss revenue recorded related to setup fees. Please expand
    your revenue recognition discussion related to platform revenue to address how
    you record revenue related to setup fees and your basis for this recognition.

Valuation of Long-Lived Assets, page 49

23. In the interest of providing readers with a better insight into management's
    judgments in accounting for long-lived assets, such as property, plant and
    equipment and capitalized website development costs, please consider disclosing
    the following in MD&A:

    • How you group long-lived assets for impairment and your basis for that
      determination;

    • Sufficient information to enable a reader to understand what method you
      apply in estimating the fair value of your asset groups;

    • Explain how the assumptions and methodologies in the current year have
      changed since the prior year highlighting the impact of any changes; and

    • Explain how you determine when property and equipment should be tested for
      impairment and how frequently you evaluate the types of events and
      circumstances that may indicate impairment.

Income Taxes, page 49

24. Please enhance your income taxes critical accounting policy to include a
    discussion of the material assumptions you made as well as the financial
    statement impact if actual results differ from the estimates made by management.
    Please describe the nature of the positive and negative evidence you considered in
    your determination that your gross deferred tax assets were recoverable as of
    December 31, 2008 and how that evidence was weighted. Refer to the SEC
    Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Stock-Based Compensation, page 51

25. You indicate that your contemporaneous valuations were performed in
    accordance with methods specified by the AICPA Practice Aid on "Valuation of
    Privately-Held Company Equity Securities Issued as Compensation." You also
    considered appropriate adjustments to recognize lack of marketability. Please
    disclose and tell us how you determined the appropriate lack of marketability
    discount in your contemporaneous valuations. Please provide objective support

for the amount of marketability discount taken. Please also provide support for any other discounts included in your fair value calculation.

Liquidity and Capital Resources, page 61

26. Please disclose whether you were in compliance with all debt covenants as of December 31, 2008 and September 30, 2009. You also indicate on page 129 that your loan and security agreements contains the maintenance of a ratio of (a) quick assets to (b) the sum of (i) current liabilities plus (ii) all advances and term loans minus (iii) deferred revenue of at least 1.15 to 1.0, a minimum EBITDA for each quarter of $750,000 and a fixed charge coverage ratio. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Cash Flows

Operating Activities, page 62

27. We note that you identify the components that resulted in a significant increase in your cash flows from operations for the nine months ended September 30, 2009. Please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, accrued compensation, other assets and deferred revenue. Please revise your disclosure for all periods presented.

Contractual Obligations, page 63

28. Please revise your table of contractual cash obligations to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Our Company, page 69

29. We note your discussion of AUC versus AUM on page 70. We understand that AUC does not include assets where you have signed contracts but have not yet rolled out your Professional Management service. Please clarify whether you will in all cases provide Professional Management services under these contracts once the rollout, as described on page 70, is complete, such that all of AUC will be included in AUM. Clarify whether there may also be contracts to provide online services or retirement evaluation services only, and if so, whether assets underlying these services are included in AUC or AUM. Please also clarify what, if any, revenue you derive based on AUC, as distinct from AUM. It is not clear what significance investors should place on AUC.

Compensation Discussion and Analysis, page 99

Competitive Market Review for Fiscal 2008 and Fiscal 2009, page 100

30. The precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, please identify the benchmark and its components (including peer group companies). To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in surveys. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please include a discussion of where actual payments of each element of compensation falls for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations.

Base Salaries and Equity Awards pages 100 and 103

31. We note that the Compensation Committee considers a number of factors in its annual review of base salaries and equity awards for named executive officers. To the extent base salaries and equity awards are correlated with the achievement of certain individual objectives and department goals, please discuss the specific items of individual performance and department goals used to determine base salaries and equity awards for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A.

Cash Incentive Plan, page 100

32. Please disclose the factors the Compensation Committee used to determine the amount of the 20% advance payment of target cash incentives.

Principal and Selling Stockholders, page 117

33. Since you are registering resale shares issued to your stockholders pursuant to exemptions from registration requirements, please clearly describe the transactions in which these shares were issued to each of the selling stockholders.

34. Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.

Description of Capital Stock

Registration Rights, page 121

35. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your shares of common stock. Refer to paragraph 12 of FSP EITF 00-19-2.

Lock-up Agreements, page 125

36. We note disclosure in your risk factors that Goldman, Sachs may release some or all of the securities subject to the lock-up agreement at any time and without public notice in its sole discretion. Please discuss the circumstances that Goldman consider in determining whether to release shares, and disclose whether there are any agreements or understandings in place with the holders of any such shares or the company to release shares prior to the expiration of the lockup.

Material U.S. Federal Income Tax Considerations, page 130

37. Please delete "this discussion is for informational purposes only" in the fourth sentence of the third full paragraph. Investors are entitled to rely on the opinions expressed.

38. Please identify the applicable Internal Revenue Code provision, regulation or revenue ruling discussed in the registration statement.

Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

General

39. Please disclose the line item(s) in which you include depreciation and amortization expense. Please tell us what consideration you gave to allocating depreciation and amortization expense, including the amortization of internal use software to cost of revenue. Please refer to SAB Topic 11:B.

Concentration of Credit Risk and Fair Value of Financial Instruments, page F-9

40. You disclose that you had three significant customers, which represented 10%, 17% and 11% of your total revenues for the fiscal year ended December 31, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears that the loss of these customers would have a material adverse effect on your business as a whole. If any of your significant customers is in financial difficulty, please also ensure that you disclose this as well.

Internal Use Software, page F-9

41. Please help us understand and expand your disclosures as necessary to describe the nature of these internal use software costs, how they relate to the platform services you provide and sell on a subscription basis, and how you determined they should be characterized as internal use software costs. Refer to paragraphs 12 through 16 as well as paragraph 93 of SOP 98-1.

Segment Information, page F-10

42. You disclose that your CODM reviews your operating results on an aggregate basis and manages your operations as a single operating segment. It is not clear whether you are aggregating your operating segments into one reportable segment or whether you have just one operating segment. For example, it is not clear if professional management and platform may be separate segments. Please clarify and supplementally advise how you determined your operating segments pursuant to paragraph 10 of SFAS 131.

Net Loss per Common Share, page F-13

43. On page F-21 and F-22, you indicate that you have restricted stock plans and special executive restricted stock purchase plans. Please disclose how you treated your restricted stock for purposes of computing earnings (loss) per share in

accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128. Please also clarify how you determined the appropriate treatment of restricted common shares subject to repurchase in your determination of basic and diluted earnings per share.

Preferred Stock Dividend, page F-20

44. Please disclose how you arrived at the fair value of dividend amounts for each period, including the techniques and corresponding estimates and assumptions used.

Stock Options and Restricted Stock Plans, page F-21

45. Provide us an analysis of all equity issuances, repurchases, grants by significant shareholders to others, and conversions from one equity security to another since January 1, 2009. For each transaction,

- identify the parties, including any related parties;

- the nature of the consideration; and

- the fair value on the date of issuance and your basis for determining the fair value if you have not already done so.

    o   To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Interim Financial Statements

General

46. Please address the comments above on your annual financial statements in your interim financial statements as well.

47. On page F-19, you indicate that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as determined by the applicable conversion price. The conversion price is subject to adjustment for certain dilutive issuances, splits and combinations. FASB ASC 815-10-15-74 specifies that contracts that are both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying FASB ASC 815. Please tell us what consideration you gave to whether your convertible securities and warrants meet the scope exception in FASB ASC 815-10-15-74. Please provide us with your analysis of whether your convertible securities and warrants are indexed to its own stock pursuant to FASB ASC 815-10-15-74 by a) evaluating the instrument's contingent exercise provisions, if any and b) evaluating the instrument's settlement provisions. Please also refer to illustrative example 8 in FASB ASC 815-40-55-33. Please also address what consideration you gave as to whether your convertible preferred stock contains beneficial conversion features.

Exhibits

48. We note that some or all of your relationships with plan providers appear to be significant. If material to your business, please file copies of the agreements you have with the plan providers as exhibits to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Davina K. Kaile, Esq. *(Via facsimile 650/233-4545)*
        Pillsbury Winthrop Shaw Pittman LLP
        2475 Hanover Street
        Palo Alto, CA 94304